CUSIP No. G14838109	13G	Page 1 of 21 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),

(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No.             )*

MIMECAST LIMITED

(Name of Issuer)

ORDINARY SHARES, $0.012 NOMINAL VALUE

(Title of Class of Securities)

G14838109

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G14838109	13G	Page 2 of 21 Pages

1.	NAMES OF REPORTING PERSONS Insight Venture Partners VII, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 98-0684335
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,616,953
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,616,953
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,616,953
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.7% (based on 54,002,598 Ordinary Shares outstanding as of immediately after completion of the Issuer’s initial public offering as reported in the prospectus on Form 424B4 as filed with the SEC on November 19, 2015)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G14838109	13G	Page 3 of 21 Pages

1.	NAMES OF REPORTING PERSONS Insight Venture Partners (Cayman) VII, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 98-0684339
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,529,260
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,529,260
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,529,260
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

2.8% (based on 54,002,598 Ordinary Shares outstanding as of immediately after completion of the Issuer’s initial public offering as reported in the prospectus on Form 424B4 as filed with the SEC on November 19, 2015)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G14838109	13G	Page 4 of 21 Pages

1.	NAMES OF REPORTING PERSONS Insight Venture Partners (Delaware) VII, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 45-1259906
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 228,783
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 228,783
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 228,783
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.4% (based on 54,002,598 Ordinary Shares outstanding as of immediately after completion of the Issuer’s initial public offering as reported in the prospectus on Form 424B4 as filed with the SEC on November 19, 2015)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G14838109	13G	Page 5 of 21 Pages

1.	NAMES OF REPORTING PERSONS Insight Venture Partners VII (Co-Investors), L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 98-0684337
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 83,717
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 83,717
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,717
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.2% (based on 54,002,598 Ordinary Shares outstanding as of immediately after completion of the Issuer’s initial public offering as reported in the prospectus on Form 424B4 as filed with the SEC on November 19, 2015)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G14838109	13G	Page 6 of 21 Pages

1.	NAMES OF REPORTING PERSONS Insight Venture Partners Coinvestment Fund II, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 27-3045818
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,986,039
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,986,039
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,986,039
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.4% (based on 54,002,598 Ordinary Shares outstanding as of immediately after completion of the Issuer’s initial public offering as reported in the prospectus on Form 424B4 as filed with the SEC on November 19, 2015)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G14838109	13G	Page 7 of 21 Pages

1.	NAMES OF REPORTING PERSONS Insight Venture Associates Coinvestment II, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 27-3045724
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,986,039
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,986,039
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,986,039
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.4% (based on 54,002,598 Ordinary Shares outstanding as of immediately after completion of the Issuer’s initial public offering as reported in the prospectus on Form 424B4 as filed with the SEC on November 19, 2015)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G14838109	13G	Page 8 of 21 Pages

1.	NAMES OF REPORTING PERSONS Insight Venture Associates VII, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 98-0682601
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,521,713
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,521,713
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,521,713
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.2% (based on 54,002,598 Ordinary Shares outstanding as of immediately after completion of the Issuer’s initial public offering as reported in the prospectus on Form 424B4 as filed with the SEC on November 19, 2015)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G14838109	13G	Page 9 of 21 Pages

1.	NAMES OF REPORTING PERSONS Insight Venture Associates VII, Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 98-0682598
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,521,713
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,521,713
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,521,713
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.2% (based on 54,002,598 Ordinary Shares outstanding as of immediately after completion of the Issuer’s initial public offering as reported in the prospectus on Form 424B4 as filed with the SEC on November 19, 2015)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G14838109	13G	Page 10 of 21 Pages

1.	NAMES OF REPORTING PERSONS Insight Holdings Group, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 35-2158588
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,507,752
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,507,752
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,507,752
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

17.6% (based on 54,002,598 Ordinary Shares outstanding as of immediately after completion of the Issuer’s initial public offering as reported in the prospectus on Form 424B4 as filed with the SEC on November 19, 2015)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. G14838109	13G	Page 11 of 21 Pages

Item 1(a).	Name of Issuer:

Mimecast Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

CityPoint, One Ropemaker Street, Moorgate

London EC2Y 9AW

United Kingdom

Item 2(a).	Name of Person Filing:

This Statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”): (i) Insight Venture Partners VII, L.P., a Cayman Islands exempted limited partnership (“IVP”); (ii) Insight Venture Partners (Cayman) VII, L.P., a Cayman Islands exempted limited partnership (“IVP Cayman”); (iii) Insight Venture Partners (Delaware) VII, L.P., a Delaware limited partnership (“IVP Delaware”); (iv) Insight Venture Partners VII (Co-Investors), L.P., a Cayman Islands exempted limited partnership (“IVP Co-Investors” and together with IVP, IVP Cayman, and IVP Delaware, the “Insight VII Funds”); (v) Insight Venture Partners Coinvestment Fund II, L.P., a Delaware limited partnership (“IVP Co-Investment Fund II”); (vi) Insight Venture Associates Coinvestment II, L.P., a Delaware limited partnership (“IVP Associates Co-Investment”); (vii) Insight Venture Associates VII, L.P., a Cayman Islands exempted limited partnership (“IVA”); (viii) Insight Venture Associates VII, Ltd., a Cayman Islands exempted company (“IVA Ltd”); and (ix) Insight Holdings Group, LLC, a Delaware limited liability company (“Insight Holdings”). The general partner of each of the Insight VII Funds is IVA, whose general partner is IVA Ltd. The general partner of IVP Co-Investment Fund II is IVP Associates Co-Investment. The sole shareholder of IVA Ltd and general partner of IVP Associates Co-Investment is Insight Holdings.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business and principal office of each of the Reporting Persons is c/o Insight Venture Partners, 1114 Avenue of the Americas, 36th Floor, New York, New York 10036.

Item 2(c).	Citizenship:

Insight Venture Partners VII, L.P. – Cayman Islands

Insight Venture Partners (Cayman) VII, L.P. – Cayman Islands

Insight Venture Partners (Delaware) VII, L.P. – Delaware

Insight Venture Partners VII (Co-Investors), L.P. – Cayman Islands

Insight Venture Partners Coinvestment Fund II, L.P. – Delaware

Insight Venture Associates Coinvestment II, L.P. – Delaware

Insight Venture Associates VII, L.P. – Cayman Islands

Insight Venture Associates VII, Ltd. – Cayman Islands

Insight Holdings Group, LLC – Delaware

CUSIP No. G14838109	13G	Page 12 of 21 Pages

Item 2(d).	Title of Class of Securities:

Ordinary Shares, nominal value $0.012 per share

Item 2(e).	CUSIP Number:

G14838109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐	Investment company registered under Section 8 of the Investment Company Act.

(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership.

For IVP:

(a)	Amount beneficially owned: 3,616,953 Ordinary Shares

(b)	Percent of class: 6.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,616,953

CUSIP No. G14838109	13G	Page 13 of 21 Pages

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,616,953

(iv)	Shared power to dispose or to direct the disposition of: 0

For IVP Cayman:

(a)	Amount beneficially owned: 1,529,260 Ordinary Shares

(b)	Percent of class: 2.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,529,260

(iii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,529,260

(v)	Shared power to dispose or to direct the disposition of: 0

For IVP Delaware:

(a)	Amount beneficially owned: 228,783 Ordinary Shares

(b)	Percent of class: 0.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 228,783

(iv)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 228,783

(iv)	Shared power to dispose or to direct the disposition of: 0

For IVP Co-Investors:

(a)	Amount beneficially owned: 83,717 Ordinary Shares

(b)	Percent of class: 0.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 83,717

(v)	Shared power to vote or to direct the vote: 0

CUSIP No. G14838109	13G	Page 14 of 21 Pages

(iii)	Sole power to dispose or to direct the disposition of: 83,717

(iv)	Shared power to dispose or to direct the disposition of: 0

For IVP Co-Investment Fund II:

(a)	Amount beneficially owned: 3,986,039 Ordinary Shares

(b)	Percent of class: 7.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,986,039

(vi)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,986,039

(iv)	Shared power to dispose or to direct the disposition of: 0

For IVP Associates Co-Investment:

(a)	Amount beneficially owned: 3,986,039 Ordinary Shares

(b)	Percent of class: 7.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(vii)	Shared power to vote or to direct the vote: 3,986,039

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,986,039

For IVA:

(a)	Amount beneficially owned: 5,521,713 Ordinary Shares

(b)	Percent of class: 10.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(viii)	Shared power to vote or to direct the vote: 5,521,713

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,521,713

CUSIP No. G14838109	13G	Page 15 of 21 Pages

For IVA Ltd:

(a)	Amount beneficially owned: 5,521,713 Ordinary Shares

(b)	Percent of class: 10.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ix)	Shared power to vote or to direct the vote: 5,521,713

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,521,713

For Insight Holdings:

(a)	Amount beneficially owned: 9,507,752 Ordinary Shares

(b)	Percent of class: 17.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(x)	Shared power to vote or to direct the vote: 9,507,752

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 9,507,752

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As the general partner of the Insight VII Funds, IVA may be deemed to beneficially own all 5,521,713 Ordinary Shares held directly by the Insight VII Funds. As the general partner of IVA, IVA Ltd may be deemed to beneficially own all 5,521,713 Ordinary Shares held directly by the Insight VII Funds. As the general partner of IVP Co-Investment Fund II, IVP Associates Co-Investment may be deemed to beneficially own all 3,986,039 Ordinary Shares held directly by IVP Co-Investment Fund II. As the sole shareholder of IVA Ltd and general partner of IVP Associates Co-Investment, Insight Holdings may be deemed to beneficially own all 9,507,752 Ordinary Shares held directly by the Insight VII Funds and IVP Co-Investment Fund II. The foregoing is not an admission by Insight Holdings, IVA, IVA Ltd or IVA Associates Co-Investment that it is the beneficial owner of any Ordinary Shares held by the Insight VII Funds or IVP Co-Investment Fund II, nor is it an admission by any of the Insight VII Funds or IVP Co-Investment Fund II that it is the beneficial owner of the Ordinary Shares held by the other Insight VII Funds or the Insight VII Funds.

CUSIP No. G14838109	13G	Page 16 of 21 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The agreement among the Reporting Persons to file jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. G14838109	13G	Page 17 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2016

INSIGHT VENTURE PARTNERS VII, L.P.

	By:	Insight Venture Associates VII, L.P., its general partner
	By:	Insight Ventures Associates VII, Ltd., its general partner

By:	/s/ Blair M. Flicker
Name:	Blair M. Flicker
Title:	Vice President

INSIGHT VENTURE PARTNERS (CAYMAN) VII, L.P.

	By:	Insight Venture Associates VII, L.P., its general partner
	By:	Insight Venture Associates VII, Ltd., its general partner

By:	/s/ Blair M. Flicker
Name:	Blair M. Flicker
Title:	Vice President

INSIGHT VENTURE PARTNERS VII (CO-INVESTORS), L.P.

By:	Insight Venture Associates VII, L.P., its general partner
By:	Insight Venture Associates VII, Ltd., its general partner

By:	/s/ Blair M. Flicker
Name:	Blair M. Flicker
Title:	Vice President

INSIGHT VENTURE PARTNERS (DELAWARE) VII, L.P.

By:	Insight Venture Associates VII, L.P., its general partner
By:	Insight Venture Associates VII, Ltd., its general partner

By:	/s/ Blair M. Flicker
Name:	Blair M. Flicker
Title:	Vice President

CUSIP No. G14838109	13G	Page 18 of 21 Pages

INSIGHT VENTURE ASSOCIATES VII, L.P.

	By:	Insight Venture Associates VII, Ltd., its general partner

B y:	/s/ Blair M. Flicker
Name:	Blair M. Flicker
Title:	Vice President

INSIGHT VENTURE ASSOCIATES VII, LTD.

By:	/s/ Blair M. Flicker
Name:	Blair M. Flicker
Title:	Vice President

INSIGHT HOLDINGS GROUP, LLC

By:	/s/ Blair M. Flicker
Name:	Blair M. Flicker
Title:	Attorney-in-Fact

INSIGHT VENTURE PARTNERS COINVESTMENT FUND II, L.P.

	By:	Insight Venture Associates Coinvestment II, L.P., its general partner

By:	/s/ Blair M. Flicker
Name:	Blair M. Flicker
Title:	Vice President

INSIGHT VENTURE ASSOCIATES COINVESTMENT II, L.P.

By:	/s/ Blair M. Flicker
Name:	Blair M. Flicker
Title:	Authorized Officer

CUSIP No. G14838109	13G	Page 19 of 21 Pages

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended